King & Spalding LLP
601 South California Ave.
Palo Alto, California 94304
Main: (650) 422-6700
Fax: (650) 422-6800

Laura I. Bushnell
Direct Dial: (650) 422-6713
Direct Fax: (650) 422-6800
lbushnell@kslaw.com

May 18, 2015

Via EDGAR

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED BY NIVALIS THERAPEUTICS, INC.
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Attn: Mr. Jeffrey P. Riedler,
Assistant Director

Re: Nivalis Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-204127

Ladies and Gentleman:

On behalf of Nivalis Therapeutics, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to address comment 9 of the comment letter from the Staff dated March 17, 2015 relating to the draft of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was originally submitted confidentially by the Company to the Commission on February 13, 2015, and to facilitate the Staff’s review of the Company’s accounting treatment for stock-based compensation so that the Company may be in a position to print a preliminary prospectus for distribution as promptly as practicable after filing an amendment to the Registration Statement.

Due to the commercially sensitive nature of information contained in this Letter, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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Estimated Price Range

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated pre-offering equity value at IPO would range from $[***] to $[***], with a mid-point value of $[***]. The Underwriters have recommended a price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of $[***] per share for the Company’s common stock (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the expected reverse stock split that the Company will give effect prior to the Commission’s declaration of effectiveness of the Registration Statement.(1) For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis.

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Historical Stock Option Grants and Common Stock Valuation

As disclosed in the section of the Registration Statement titled “Stock-Based Compensation” commencing on page 79 of the Registration Statement, the Board, with input from management, determined the fair value of the Company’s common stock to be $1.54 per share as of both February 10, 2015 and December 23, 2014, after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below is a discussion of the valuations as of December 23, 2014 and February 10, 2015, along with a comparison of the estimated fair value of the Company’s common stock at February 10, 2015 to the Preliminary Assumed IPO Price.

December 23, 2014 and February 10, 2015

On December 23, 2014, the Company raised $1.0 million in gross proceeds from the issuance of Series 2 convertible preferred stock to one investor on the same terms as the November 19, 2014 issuance. On February 10, 2015, the Company granted 3,487,850 options to purchase common stock to employees.

In accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the December 23, 2014 valuation utilized a probability-weighted approach to value shares of the Company’s common stock with two equally likely timelines, each of which have two scenarios of liquidity. The first timeline was based on a liquidity event within five months, and estimated the probability of an IPO scenario at 70% and the probability of a sale of the Company scenario at 30%. The second timeline was based on a liquidity event within approximately one year, and estimated the

(1)  The Company will implement a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to [***]. This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share.

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probability of an IPO scenario at 40% and a sale of the Company scenario at 60%. The values calculated in these scenarios were probability weighted, such that the value of Series 2 convertible preferred stock issued on December 23, 2014 equates to proceeds the Company received on this date.

In the IPO scenarios, total equity value was allocated using the option pricing method (“OPM”), an accepted valuation method under the AICPA Practice Guide for determining the fair value of the Company’s common stock, where IPO proceeds were distributed to the various securities in the Company’s capital structure according to existing rights and privileges. Specifically, it was assumed that all of the outstanding convertible preferred stock would be voluntarily converted, at the option of the preferred stockholders, to common stock at the occurrence of an IPO.

In the sale scenarios, OPM models were used to allocate total equity to the various securities in the Company’s capital structure. Distinct OPM models were used to allocate proceeds to the various securities according to their liquidation preferences, seniority and participation right and account for the lack of voluntary conversion option held by the Company’s preferred stockholders.

The valuation methodologies used rely on various inputs, such as volatility, the anticipated timing of liquidity events and risk-free rates. Volatility was based on the volatilities of comparable companies, adjusted for any differences between comparable companies’ capital structure and that of the Company, and was estimated to be 65% for all four scenarios. The time to events in each of the four scenarios were based on the expectation of events leading to either a sale of the Company or an IPO. As of December 23, 2014, the Board expected approximately five months or one year to a sale of the Company or an IPO. The risk-free rates used in the valuation were obtained from the US Treasury website, commensurate to each event’s expected timing, and were between 0.1% and 0.3% for each scenario.

After taking into account all of the assumptions and estimates used in the December 23, 2014 valuation, as well as various key valuation inflection points, the Board determined the fair value of the Company’s common stock to be approximately $1.54 per share as of December 23, 2014. This was also deemed to be the fair value of the Company’s common stock as of February 10, 2015, as no significant changes in the business or other events which would be expected to impact valuation occurred between these dates.

Had the Company assigned a 100% probability to the IPO scenario in the model described above with the five month timeline, the Board’s estimate of the fair value of the common stock would have been approximately $2.58 per share as of December 23, 2014 and February 10, 2015.

Comparison of February 10, 2015 Estimated Fair Value and Preliminary Assumed IPO Price

In May 2015, the Company’s Underwriters presented a preliminary analysis of the proposed enterprise valuation of the Company. Based on the Underwriters’ analysis and input from the Company’s management and Board, the Preliminary IPO Price Range was derived. The Company notes that, as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the Underwriters. Among the factors that are being considered in setting this range are the following:

•                  the information set forth in the prospectus forming a part of the Registration Statement;

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•                  the Company’s prospects and the history and prospects for the industry in which the Company competes;

•                  an assessment of the Company’s management;

•                  the Company’s prospects for future earnings;

•                  the general condition of the securities markets at the time of the IPO; and

•                  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

The Company believes that the difference between the fair value of its common stock as of February 10, 2015 of $1.54 per share and the preliminary midpoint of the price range for this offering of $[***] per share of common stock is the result of the factors above and other positive developments with respect to its business that have occurred since February 10, 2015, including (among others):

•                  The February 10, 2015 fair value estimate did not account for the achievement of significant regulatory and clinical events that had not yet occurred as of February 10, 2015, but had occurred before the determination of the Preliminary IPO Price Range on May 15, 2015, including:

•                  The Company has continued to obtain a significant amount of clinical data supporting the safety of its lead product candidate, N91115.

•                  The Company began enrolling the Phase 1b trial and the enrollment rate is very strong.

•                  The FDA’s Pulmonary Advisory Committee meeting for Vertex’s lumacaftor/ivacaftor combination was held on May 12, 2015. At that meeting, the Advisory Committee voted 12-1 in favor of recommending that the FDA approve the combination with which the Company’s lead product candidate would be administered. If the Committee had not been strongly supportive of approval, the Company would likely have delayed the IPO until after FDA approval of the Vertex combination, since the current clinical development plans of N91115 depend on such FDA approval.

•                  The Company entered into an agreement with a third party to explore potential testing of a combination of N91115 with such party’s cystic fibrosis drug, which could further expand the market size and visibility of the Company’s lead product candidate, and lend support to the Company’s goal for N91115 to have a larger market potential than for administration only with the Vertex combination.

•                  The methodology for determining the December 23, 2014 and February 10, 2015 estimated fair value per share of common stock incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Preliminary Assumed IPO Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock is expected to be converted into common stock, whereas the

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scenarios used to determine the December 23, 2014 and February 10, 2015 estimated fair value per share of common stock assigned a probability less than 100% to the completion of the IPO. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Preliminary Assumed IPO Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•                  The Company has received positive feedback from potential investors in connection with its “testing-the-waters” meetings.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with more ready access to the public company debt and equity markets and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•                  The valuation report prepared by management and the Company’s third-party valuation specialist in determining the estimated fair values of the Company’s common stock utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. As noted above, and as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the Underwriters based on the price investors are willing to pay, among other things.

•                  The Underwriters may have included other factors in their valuation models of indicated market values in determining the Preliminary IPO Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•                  There has been significant improvement in recent market prices of, and the demand for, publicly traded shares of generally comparable companies. Share prices of selected, relevant publicly traded rare disease companies have increased by an average of 34% since February 10, 2015. These companies include Synageva Biopharma Corp., Sage Therapeutics, Inc., Dyax Corp., PTC Therapeutics, Inc., Raptor Pharmaceutical Corp., Corcept Therapeutics Inc, Sarepta Therapeutics, Inc., Aegerion Pharmaceuticals, Inc., ProQr Therapeutics N.V. and Xoma Corp. Crossover financing-led companies completing IPOs in 2015 have experienced significant step-ups compared to the valuations in their pre-IPO equity funding round, with valuations ranging from of 1.0 to 4.5 times and an average of 2.1 times higher than their pre-IPO equity funding round valuations. Since February 10, 2015, three crossover financing-led companies have priced their IPOs at an average of 2.4 times higher than their pre-IPO equity funding round valuations. In addition, biotech IPOs priced since February 10, 2015 have also

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seen strong aftermarket performance, increasing by an average of 18% from their IPO offer price.

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide. The Company believes that the determined per share fair values used as the basis for determining stock-based compensation expense in connection with its recent equity grants and the estimated Preliminary IPO Price Range are reasonable and appropriate for the reasons described herein.

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Please do not hesitate to contact me by telephone at (650) 422-6713 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Laura I. Bushnell
Laura I. Bushnell

CC:                          Sharon Blume, Securities and Exchange Commission

Keira Nakada, Securities and Exchange Commission

Tara Keating Brooks, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Jon Congleton, Nivalis Therapeutics, Inc.

R. Michael Carruthers, Nivalis Therapeutics, Inc.

Michael Maline, Goodwin Procter LLP

Robert Puopolo, Goodwin Procter LLP

James Wilson, Ernst & Young

Keith M. Townsend, King & Spalding LLP

Markus Bauman, King & Spalding LLP

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